SOFTWARE SUBSCRIPTION AND SERVICES AGREEMENT

Subscriber: Bitzumi, Inc.	**Contact: Scot Cohen**
Address: 55 5th Avenue, Suite 1702, New York, NY 10003	**Phone: (347) 491-4016**
	E-Mail: scohen@icofund.com, gary@v3capitalpartners.com.

Summary of Deal Terms

Capitalized terms not otherwise defined in these deal terms (the "Deal Terms") shall have the definitions ascribed to them in the terms and conditions, attached hereto as Schedule A (the "Terms and Conditions").

1. **Commencement Date – The later of (i) the delivery of a functional beta version of the Included Digital Asset Services (ii) July 17, 2017. Should a delay past July 17, 2017 be caused or requested by the Subscriber the Commencement Date shall be July 17, 2017.**

2. **Minimum Monthly Fee – Ten Thousand U.S. Dollars (US$10,000). Subscriber shall pay AlphaPoint 50% (US$60,000) of the Minimum Monthly Fee annually in advance on the Effective Date and 50% (US$60,000) of the Minimum Monthly Fee annually in advance on the Commencement Date. Thereafter annually in advance on the first anniversary of the Commencement Date.**

3. **Minimum Transaction Fees – fifty-five thousandth of a percent (0.055 %) of the total amount of the Transaction.**

4. **Revenue Share Summary**

   To Subscriber: eighty percent (80%) of the Gross Revenue

   To AlphaPoint: twenty percent (20%) of the Gross Revenue

Monthly Subscription Fee: The Subscription Fees shall be the greater of the Minimum Monthly Fee and AlphaPoint's Revenue Share; provided, however, that if any individual Transaction is priced by Subscriber such that the Revenue Share due to AlphaPoint would be less than the Minimum Transaction Fee, the Revenue Share for such Transaction will automatically be adjusted to equal the Minimum Transaction Fee.

5. **Startup Fee – Thirty Thousand U.S. Dollars (US$30,000), which is due and payable on the Effective Date.**

Startup Fee: Includes ten (10) hours of AlphaPoint set-up services, which can be used for the following services: (i) usage of AlphaPoint's proprietary templates to design the Front End (including logo inclusion, color and wording change, translation change); (ii) integration with one (1) "know your customer" vendor that is integrated into the Services (AlphaPoint to provide a list upon request); (iii) connections up to two (2) exchanges supported by AlphaPoint (AlphaPoint to provide a list upon request); and (iv) set up of up to five (5) Wallets, on the terms provided in Schedule A § 2.8, that support RPC Compatible or ERC20 integrations

(additional coins are at an additional integration fee plus monthly support costs depending on the coin type). Any set-up hours in excess of the foregoing and/or any set-up services beyond those set forth above shall be billed at AlphaPoint's then-current professional services rates in ten (10) hour blocks.

6. Term

This Agreement is for an initial term beginning on the Effective Date and continuing for a period of three (3) years from the Commencement Date (the "Initial Term"). At the end of the Initial Term, this Agreement shall automatically renew for successive one (1) year terms (each a "Renewal Term" and collectively with the Initial Term, the "Term"), unless: (i) either Party gives the other Party written notice of its intent not to renew at least sixty (60) days prior to the end of the then-current term; or (ii) either Party terminates this Agreement pursuant to and in accordance with the Terms and Conditions.

7. Wallet Services Model

Software

8. Included Digital Asset Services

AlphaPoint's proprietary platform that enables Subscriber to run Subscriber's own digital asset exchange via the Front End, any Updates to such platform, and any APIs provided by AlphaPoint to Subscriber in connection therewith.

Including: Hosting, technical support, maintenance, updates, upgrades, UI templates (with customized logo, colors, and content), admin reporting, remarketer, five (5) Wallets, on the terms provided in Schedule A § 2.8, that support RPC Compatible or ERC20 integrations (including BTC, Ethereum and Litecoin), use of the proprietary platform (matching engine, OMS, Asset Manager, UI/UX, admin console, reporting).

This Software Subscription and Services Agreement (this "Agreement") is entered into on 6/16/2017, (the "Effective Date") between AlphaPoint, Corp. ("AlphaPoint"), having offices at 335 Madison Avenue, 16th Floor, New York, NY 10017, and the subscriber listed above ("Subscriber"). This Agreement includes and incorporates the above Deal Terms, as well as the Terms and Conditions. AlphaPoint and Subscriber may each be referred to individually as a "Party" and collectively as the "Parties." This Agreement may be executed in counterparts (which may be exchanged by fax or PDF), each of which shall be deemed an original, but all of which together shall constitute the same Agreement.

AlphaPoint, Corp.	**Subscriber**
By: Bene	By: [signature]
Name: Bene Archbold	Name: Scot Cohen
Title: VP Sales	Title: CEO

SCHEDULE A – TERMS AND CONDITIONS

1. **DEFINITIONS.** The definitions for some of the defined terms used in this Agreement are set forth below. The definitions for other defined terms are set forth elsewhere in this Agreement, including in the Deal Terms.

1.1 "Affiliate" means any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with, a specified Person.

1.2 "Applicable Law" means any applicable national, international, federal, state, county, and local law, ordinance, regulation, rule, code, and order.

1.3 "Confidential Information" means: (i) patents, copyrights, trade secrets, apparatus, equipment, algorithms, software programs, software source documents and formulae related to the current, future, and proposed products and services of a Party (the "Disclosing Party"), the Disclosing Party's suppliers, and/or the Disclosing Party's customers; (ii) the Disclosing Party's information concerning engineering, financial information, procurement requirements, purchasing, and manufacturing; (iii) any intellectual property of any third party licensed to or held or used by the Disclosing Party, and any confidential information of a third party held by the Disclosing Party; (iv) with respect to Subscriber, any End User Data; and (v) with respect to AlphaPoint, the terms of this Agreement, the Documentation, and the Services. All of the foregoing may be Confidential Information whether transmitted or conveyed digitally, orally, in writing, or in the form of drawings, or as otherwise perceived or observed by the Party receiving the Confidential Information (the "Receiving Party"), in the course of the performance of its obligations under this Agreement. Each Receiving Party acknowledges that all Confidential Information has commercial value in the business in which the Disclosing Party is engaged. Confidential Information does not include information or data which is: (a) known to a Receiving Party prior to its receipt from the Disclosing Party without a limitation or obligation of confidentiality under another agreement; (b) independently developed by the Receiving Party without use of any Confidential Information, unless such information or data is developed in accordance with the terms of this Agreement; (c) generally known to the public at the time of disclosure other than as a result of disclosure by the Receiving Party; or (d) received from a third party with a legal or contractual right to disclose such information or data. The exclusions set out in the immediately prior sentence above shall not apply with respect to any End User Data, which shall always be and remain Subscriber Confidential Information subject to the restrictions set forth herein.

1.4 "Contractor" means any third party that is under contract to provide services to Subscriber.

1.5 "Control" or "controls" and the formatives "controlling" and "controlled" mean the possession, directly or indirectly, of fifty percent (50%) or more of the equity interests of another Person or the power otherwise to direct or cause the direction of the management and policies of such other Person, whether through ownership of voting securities, by contract, or otherwise.

1.6 "Digital Asset Services" means AlphaPoint's proprietary platform that enables Subscriber to run Subscriber's own digital asset exchange via the Front End, any Updates to such platform, and any APIs provided by AlphaPoint to Subscriber in connection therewith.

1.7 "Documentation" means all documentation (whether in hard copy, electronic, or digital form), including all technical documentation, manuals, descriptions, instructions, drawings, file layouts, flow-charts, screen layouts, specifications, and other written materials designed to provide guidance and instruction regarding the operation, maintenance, and use of the Services.

1.8 "End User Agreements" means the agreements between Subscriber and End Users governing such End Users' access to and usage of the Front End, including, without limitation, a privacy policy and terms of service, which are (i) no less protective of AlphaPoint than the terms and conditions of this Agreement; (ii) in compliance with all

Applicable Laws, including, without limitation, all consumer protection laws; and (ii) reasonably acceptable to AlphaPoint in form and content.

1.9 "End User Data" means any and all information about End Users provided by Subscriber to AlphaPoint or to which AlphaPoint otherwise has access by virtue of this Agreement.

1.10 "End Users" means: (i) Subscriber's customers who are end users of the Front End; (ii) all customers of AlphaPoint's other subscribers who seek to enter into Transactions; and (iii) AlphaPoint, when acting on behalf of any such customer referenced in subsections (i) and/or (ii) above.

1.11 "Front End" means the front end user interface that enables Subscriber to provide to End Users the ability to conduct Transactions via the Services.

1.12 "Gross Revenue" means all gross revenue generated by Subscriber in the applicable month from Transactions (e.g., Transaction fees, Transaction mark-ups, and deposit and withdrawal fees) and from its use of the Remarketer.

1.13 "Malicious Code" means any computer virus, Trojan horse, worm, time bomb, or other similar code or hardware component designed to disable, damage, or disrupt the operation of, permit unauthorized access to, erase, destroy, or modify any software, hardware, network, or other technology.

1.14 "Person" means an individual, partnership, corporation, limited liability company, trust, joint venture, association, unincorporated organization, government agency, or political subdivision thereof or other entity.

1.15 "Remarketer" means AlphaPoint's proprietary platform that enables automatic market-making on the Front End using third-party exchanges, any Updates to such platform, and any APIs provided by AlphaPoint to Subscriber in connection therewith.

1.16 "Services" means the Digital Asset Services and the Remarketer.

1.17 "Statement of Work" means a statement of work executed by the Parties in connection with AlphaPoint's provision of Professional Services. A form Statement of Work is attached hereto as Exhibit B.

1.18 "Subscriber Content" means all content and materials Subscriber provides to AlphaPoint and/or uploads to the Services, including, without limitation, text, images, graphics, video, audio, and sound recordings.

1.19 "Subscription Fees" means the fees due to AlphaPoint for the Services.

1.20 "Transaction" means any transactions conducted by End Users.

1.21 "Update" means each patch and new release of the Services that AlphaPoint makes generally available to its other subscribers without additional charge.

1.22 "Wallet" means the digital credentials for an End User's Digital Asset holdings and the mechanism that permits such End User to access and spend them.

2. SUBSCRIPTION; ACCESS TO DOCUMENTATION; RESTRICTIONS; THIRD-PARTY SERVICES; AND BACKGROUND CHECKS.

1.1 **Subscription.** Subject to the terms and conditions of this Agreement, AlphaPoint hereby grants Subscriber during the Term a limited, non-exclusive, non-transferable (except as permitted under Section 10.3 below) right and license to: (i) authorize End Users to submit Transactions to the Services via the Front End; and (ii) access and use the Services via a dashboard, in object code only, to manage, process, and service such Transactions and to onboard Subscriber Content. Subscriber may grant sublicenses under the foregoing license only to: (a) its Affiliates; and (b) Contractors for the sole purpose of accessing the Services in order to provide contracted services to Subscriber or its Affiliates. Subscriber shall be responsible to AlphaPoint for compliance with the restrictions on use and other terms and conditions of

this Agreement by any such Affiliates and Contractors. During the Term, Subscriber shall not use services, platforms, or exchanges (its own or from a third party) to process transactions similar to the Transactions. If Subscriber breaches the previous sentence, any gross revenue generated by Subscriber in connection with such transactions shall constitute Gross Revenue hereunder and be subject to the Revenue Share set forth in the Deal Terms.

1.2 **Provision of Services.** Subject to the terms and conditions of this Agreement, AlphaPoint shall: (i) provide Subscriber access to templates and APIs for Subscriber to build the Front End; (ii) integrate the Front End into the Services; and (iii) host, maintain, service, and support the Services (and, if agreed by the Parties, the Front End) (iv) provide Support Services per Exhibit A. If the Front End is built entirely from AlphaPoint templates, there shall be no charge for the integration described above. If the Front End is customized in any way by or on behalf of Subscriber, AlphaPoint's integration services described above shall be subject to a separate fee based on AlphaPoint's then-current professional service rates. Subscriber and End Users shall be responsible for obtaining Internet connections and other third-party hardware, software, and services necessary to access the Services. From time to time, AlphaPoint may develop new products, services, and premium features that have an additional cost. These capabilities will be presented to Subscriber as options available for inclusion in an addendum to this Agreement. In the event Subscriber desires to have AlphaPoint provide integration, custom development, or other professional services outside the scope of this Section, such professional services will be governed by Section 3.

1.3 **Access to Documentation.** AlphaPoint shall provide Subscriber via the Services access to the Documentation, as may be updated from time to time in order to reflect any Updates. Subscriber may print copies of, use, and permit its Affiliates and Contractors to use, the Documentation solely in connection with the use of the Services.

1.4 **Restrictions on Use.** Subscriber shall not (and shall not authorize, direct, or request any third party to): (i) reverse engineer, decompile, disassemble, or otherwise attempt to discern the source code, algorithms, file formats, or interface protocols of the Services, the Front End, or of any files contained in or generated by the Services; (ii) copy, modify, adapt, or translate the Services or the Front End or otherwise make any use, resell, distribute, or sublicense the Services or the Front End other than in accordance with this Agreement; (iii) make the Services available on a "service bureau" basis; (iv) remove or modify any proprietary markings or restrictive legends placed on the Services, the Front End, or the Documentation; (v) use the Services in violation of any Applicable Law; or (vi) introduce into the Services or the Front End any Malicious Code.

1.5 **Title.** As between AlphaPoint and Subscriber: (i) AlphaPoint retains all right, title, and interest in and to Services, the Documentation, the templates, the Front End (if Subscriber has used AlphaPoint's templates in the creation of such Front End), and any other materials provided hereunder, including all intellectual property rights relating thereto, and Subscriber shall have no rights with respect to the Services, the Documentation, the templates, or any other such materials other than those license rights expressly granted under this Agreement; and (ii) Subscriber retains all right, title, and interest in and to the End User Data, the Front End (if Subscriber has not used AlphaPoint's templates in the creation of such Front End), and the Subscriber Content, including intellectual property rights relating thereto, and AlphaPoint shall have no rights with respect to the End User Data other than the right to use the End User Data in the performance of its obligations under this Agreement and those license rights expressly granted under this Agreement.

1.6 **End User Agreements.** Subscriber shall cause each End User to acknowledge and accept the End User Agreements. Subscriber shall comply with the terms of such End User Agreements. Without limiting AlphaPoint's right to approve the content of the End User Agreements, Subscriber acknowledges and agrees that each End User Agreement shall contain language substantially similar to the following: "By using the services, you represent that you are not a resident of [JURISDICTIONS]. Access to the services from jurisdictions where their content or function may be

illegal or is otherwise prohibited. You acknowledge that you are aware of the rules of your jurisdiction and will not use the services if such use is prohibited or otherwise violates the laws of your state, province, country, or other jurisdiction, and that you are solely responsible for determining compliance with all applicable local laws in your jurisdiction. We reserve the right to suspend or terminate your access to the services without prior notice if we determine, in our judgment, that you reside in a jurisdiction that prohibits the use of the services." The jurisdictions to be filled in the [JURISDICTIONS] placeholder in the foregoing shall be determined by Subscriber on the basis of which jurisdictions it is able to lawfully provide the products and services it makes available through its use of the Services. AlphaPoint may make available to Subscriber a list of jurisdictions in which it believes operation or use of a digital asset exchange to be prohibited or subject to licensing other registration requirements. Any such list is provided for informational purposes only and does not constitute legal advice. Subscriber is at all times responsible for ensuring that the list of prohibited jurisdictions is accurate and for ensuring that users in prohibited jurisdictions do not use Subscriber's products and services made available through the Services.

1.7 Third-Party Services.

(a) Subscriber, in its sole discretion, may order from AlphaPoint certain services (e.g., data and/or functionalities) sourced from third-party providers (the "Third-Party Services"). Such Third-Party Services may require the payment of additional fees to AlphaPoint, and such fees shall be communicated to Subscriber through the Services. For such Third-Party Services, Subscriber's access, continued access, and use thereof are subject to additional terms required by such third-party providers. Such third-party terms shall be made available to Subscriber from time to time within the Services or directly by a third-party provider. AlphaPoint does not represent or warrant that the third-party terms made available to Subscriber are accurate or complete. By executing this Agreement, Subscriber acknowledges and agrees that: (i) such third-party terms are legally binding on Subscriber, and Subscriber shall comply with such third-party terms; (b) no third-party term shall expand Subscriber's rights or AlphaPoint's obligations under this Agreement; (c) the various third-party terms that have been provided, are being provided contemporaneously herewith, or will be provided hereafter from time to time, are provided on a per third-party provider basis, and Subscriber shall not be entitled to draw any inference by construing together the various third-party terms; and (d) each third-party provider shall be an express, intended third-party beneficiary of this Agreement in respect of the third-party terms provided by such specific third-party provider and the other terms of this Agreement expressly applicable generally to all third-party providers. Third-party providers may require that AlphaPoint suspend or terminate Subscriber's access to the Third-Party Services provided by that third-party provider if Subscriber fails to comply with the applicable third-party terms, and Subscriber acknowledges that AlphaPoint shall have no liability in the event of such suspension or termination.

(b) Providers of Third-Party Services are not agents of either Party. Such providers are solely responsible for their own compliance with Applicable Law, including any applicable anti-money laundering or other laws referenced in Section 7.3 of this agreement, and Subscriber is responsible for ensuring that its purchase of Third Party Services does not cause Subscriber or AlphaPoint to be in violation of any such Law. ALPHAPOINT MAKES THE THIRD-PARTY SERVICES AVAILABLE ON AN "AS IS" AND "AS AVAILABLE" BASIS, AND MAKES NO WARRANTIES OR REPRESENTATIONS OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, REGARDING THE THIRD-PARTY SERVICES. REPRESENTATIONS AND WARRANTIES CONCERNING THE THIRD-PARTY SERVICES, IF ANY, ARE SET FORTH IN THE THIRD-PARTY TERMS.

1.8 Wallet Services

As part of the Digital Asset Services, AlphaPoint may provide software and other technical support to enable Subscriber to access and manage Wallets necessary for the Digital Asset Services ("Wallet Services"). Subject to Section 2.9,

Wallet Services shall be provided either under the "Software" model described in subsection (a) below or the "Third Party" model described in subsection (b) below, as specified initially in the Deal Terms and as the parties may otherwise subsequently agree in writing from time to time.

(a) If the parties are operating under the "Software" model for Wallet Services, then all Wallets will be managed and controlled by Subscriber through Subscriber's access to and use of AlphaPoint's Wallet management software ("Wallet Software"), which shall be installed and hosted on an external server instance by AlphaPoint. Effective upon provision by AlphaPoint to Subscriber of the credentials necessary to access the Wallet Software on such server, AlphaPoint hereby grants to Subscriber, during the Term and subject to timely payment of applicable fees, a right to access such server using such credentials for purposes of using the Wallet Software to administer Subscriber's Wallets, solely in connection with Subscriber's use of the Digital Asset Services. Subscriber will not access or use the Wallet Software in any other manner or for any other purpose, and will not: (i) delete, copy, modify or distribute the Wallet Software or remove the Wallet Software from the AlphaPoint server on which it is made available; (ii) decompile, disassemble, reverse engineer or otherwise attempt to discover the source code of the Wallet Software; (iii) use the Wallet Software in connection with any technology or service other than the Digital Asset Services provided hereunder; or (iv) allow any third party to access or use the Wallet Software. Subscriber is responsible for all acts and omissions of any individual accessing or using the Wallet Software using credentials provided to Subscriber. As between the parties, custody of the Wallets and any Digital Asset accessible or otherwise controlled by the Wallets is held by Subscriber. AlphaPoint will not access the Wallets other than as set forth in AlphaPoint's then-current Wallet Support Policies or as may be required by law or legal process. SUBSCRIBER HEREBY AGREES THAT IT HAS NOT AND WILL NOT TAKE ANY ACTION OR ACCEPT ANY END USERS, WHERE SUCH ACTION OR ACCEPTANCE WOULD CAUSE ALPHAPOINT'S PROVISION OF THE WALLET SERVICES TO VIOLATE APPLICABLE LAW.

(b) If the parties are operating under the "Third Party" model for Wallet Services, then all Wallets will be provided by a third party service provider which has integrated its service with the Services (the "Wallet Provider") and not by AlphaPoint, and shall be subject to the Wallet Provider's terms and conditions as made available to Subscriber through the user interface of the Services. By using the Wallet Services, Subscriber agrees to be bound by such terms and conditions. Digital Asset accessible or otherwise controlled by the Wallets will be under the control of Subscriber or the Wallet Provider. AlphaPoint will have no control and will not provide custody or any other services with respect to the Wallets or Digital Asset accessible or otherwise controlled by the Wallets.

Access to Wallet Services may require the payment of additional fees to AlphaPoint and/or the applicable third party service provider, and such fees shall be communicated to Subscriber through the Services.

1.9 **Change in Law**. Upon a Change in Law or otherwise at AlphaPoint's sole discretion, AlphaPoint may provide the Wallet Services using different means or discontinue provision of the Wallet Services to Subscriber, and in the event of discontinuation AlphaPoint shall refund to Subscriber an amount equal to a pro rata portion of any fees prepaid by Subscriber specifically for use of the Wallet Services.

1.10 **Background Checks.**

(a) AlphaPoint may, in its sole discretion, conduct background checks on Subscriber's officers, directors, and principals. If AlphaPoint elects to conduct such background checks, Subscriber shall obtain written consent from its officers, directors, and principals permitting Subscriber to do so and shall supply any information reasonably requested by AlphaPoint to assist AlphaPoint in conducting such background checks and diligencing such individuals. If any such background check contains any adverse results, AlphaPoint may terminate this Agreement immediately on written notice with no obligation or liability to Subscriber. Subscriber shall provide AlphaPoint prompt written notice of any change of status after any initial background check, and will notify AlphaPoint of any new officers, directors, or principals named during the Term.

(b) AlphaPoint provides Services to exchange businesses operating under appropriate authority and/or license for their respective regulatory environments. AlphaPoint shall have the right but not an obligation to verify that Subscriber meets AlphaPoint's minimum requirements for operating an exchange using the AlphaPoint Services, defined in its sole discretion. As such it is necessary that as AlphaPoint's Services evolve and in response to regulatory requirements to which AlphaPoint becomes aware, it may require additional information, authorizations, and permissions from Subscriber after the Effective Date. When requested by AlphaPoint, Subscriber shall promptly provide all such information, authorizations, and permissions in accordance with AlphaPoint's reasonable request. When doing so, Subscriber shall provide true, accurate, current, and complete information. At AlphaPoint's sole discretion, failure to provide the same may result in immediate limitation of Services, suspension of trading, and termination of this Agreement.

2. PROFESSIONAL SERVICES.

2.1 **Statements of Work.** Subscriber may elect to have AlphaPoint provide integration, custom development, or other professional services outside the scope of Section 2.2 (the "Professional Services"). All such Professional Services for engagements over Ten Thousand United States Dollars (US$10,000) will be covered by one or more Statements of Work agreed on by the Parties. All engagements under such amount shall be addressed via AlphaPoint's standard invoicing. The work covered by a particular Statement of Work will be referred to in this Agreement as a "Project." Each Statement of Work will be in writing, signed by an authorized representative of each Party, will reference this Agreement, and will specify for the Project covered by that Statement of Work: (i) a Project contact for each Party; (ii) a description of the Project, including any applicable specifications, milestones, and deliverables to be developed ("Deliverables"); and (iii) the fees that apply to such Project (the "Project Fees").

2.2 **Ownership of Deliverables and Work Product.** Unless otherwise set forth in a Statement of Work, AlphaPoint shall own all right, title, and interest in and to all Deliverables and other work product created in the performance of the Professional Services; provided, however, that upon the full payment of the applicable Project Fees, any Deliverables shall be considered part of the Services hereunder.

3. FINANCIAL TERMS.

3.1 Fees.

(a) The Subscription Fees shall be the greater of the Minimum Monthly Fee and AlphaPoint's Revenue Share; provided, however, that if any individual Transaction is priced by Subscriber such that the Revenue Share due to AlphaPoint would be less than the Minimum Transaction Fee, the Revenue Share for such Transaction will automatically be adjusted to equal the Minimum Transaction Fee.

(b) Subscriber shall pay AlphaPoint the Minimum Monthly Fee annually in advance starting on the Effective Date and thereafter annualy in advance on the first anniversary of the Commencement Date. Upon confirmation within the Services that a Transaction has settled, the Services shall automatically apportion the applicable Revenue Share to each Party's account on the Services. On a monthly basis, AlphaPoint shall calculate the Subscription Fees, reconcile the amounts due to each Party, and credit or debit Subscriber's account accordingly.

3.2 Taxes.

(a) All amounts payable under this Agreement are exclusive of sales and use taxes, stamp taxes, value added taxes, property taxes, and all other taxes and duties (except for any taxes on AlphaPoint's net income, which shall be paid by AlphaPoint), the costs of which such taxes and duties shall be invoiced by AlphaPoint and paid by Subscriber within thirty (30) days of receipt of such invoice. Payment under this Agreement must be made without deduction, whether on account of any withholding tax or otherwise, unless AlphaPoint is already subject to the jurisdiction of the taxing authority separate and apart from AlphaPoint's dealings with Subscriber under this Agreement, in which case the amount due to AlphaPoint shall be net of any tax savings that inures to AlphaPoint as a result of any required tax withholding. In such event, AlphaPoint shall promptly notify Subscriber of the amount of such tax savings, and the amounts owed to AlphaPoint shall be adjusted accordingly. Except as otherwise expressly provided in this Agreement, Subscriber shall not be entitled by reason of any set-off, counter-claim, or other similar deduction to withhold payment of any amount due to AlphaPoint.

(b) If the Subscriber is required by or under any laws or regulations to make any withholding or deduction, AlphaPoint agrees to take commercially reasonable steps to avoid the withholding or deduction, provide exemption certificates if applicable, and otherwise act to mitigate the withholding or deduction. If any withholding or deduction is required notwithstanding such efforts, Subscriber shall gross up its payment to AlphaPoint as is necessary to ensure that AlphaPoint receives the full amount payable under this Agreement as if no such withholding or deduction had been made, subject to the tax savings provision of this Section.

3.3 Payments. In lieu of invoicing Subscriber for any fees, Revenue Share, or taxes due hereunder, AlphaPoint may authorize Subscriber's credit card, bank account, or other approved facility provided during the registration process or automatically issue an ACH transaction for the full payment of same, and Subscriber hereby consents to the same. Unless otherwise set forth in the Deal Terms, all payments will be charged and made in U.S. dollars. Within thirty (30) days after termination of this Agreement, AlphaPoint may charge Subscriber's credit card, bank account, or other approved facility or automatically issue an ACH transaction for any outstanding fees, Revenue Share, or taxes.

3.4 Late Payments. Payments that are past due shall accrue interest at the lesser of one and one half percent (1.5%) per month, or the maximum rate permitted by law. AlphaPoint shall be entitled to recover all reasonable costs of collection (including reasonable attorneys' fees, expenses, and costs) incurred in attempting to collect undisputed payments from Subscriber that are more than sixty (60) days delinquent. Payments from Subscriber that are more than sixty (60) days delinquent shall constitute a material breach of this Agreement.

4. TERM AND TERMINATION.

4.1 Term. The Term of this Agreement is set forth in the Deal Terms.

4.2 Termination.

(a) In the event of a material

breach of this Agreement by a Party, the other Party may terminate this Agreement by giving thirty (30) days prior, written notice to the breaching Party; provided, however, that this Agreement shall not terminate if the breaching Party has cured the breach before the expiration of such thirty (30) day period.

(b) This Agreement is terminable immediately without notice by a Party if the other Party: (i) voluntarily institutes insolvency, receivership, or bankruptcy proceedings; (ii) is involuntarily made subject to any bankruptcy or insolvency proceeding and such proceeding is not dismissed within ninety (90) days of the filing of such proceeding; (iii) makes an assignment for the benefit of creditors; or (iv) undergoes any dissolution or cessation of business.

(c) AlphaPoint may terminate this Agreement upon written notice to Subscriber under the limited circumstances set forth in Section 7.5 or Section 8.3 below.

(d) AlphaPoint may terminate this Agreement immediately upon written notice to Subscriber if Subscriber violates Applicable Law. In addition, AlphaPoint may, in its sole discretion, refuse to process any Transaction that it reasonably believes violates any Applicable Law.

4.3 **Effect of Termination or Expiration.** In the event of any termination or expiration of this Agreement: (i) Subscriber shall pay AlphaPoint for all amounts payable hereunder as of the effective date of termination or expiration; (ii) if Subscriber has terminated this Agreement in accordance with and pursuant to Section 5.2(a) or Section 5.2(b), AlphaPoint shall refund to Subscriber an amount equal to a pro rata portion of any fees prepaid by Subscriber for use of the Services; (iii) all rights and licenses granted hereunder to Subscriber (as well as all rights granted to any Affiliates of Subscriber or any Contractors) shall immediately cease, and Subscriber and its Affiliates and Contractors shall immediately cease all access of the Services, the Front End, and the Documentation; and (iv) each Receiving Party shall either return to the Disclosing Party (or provide the Disclosing Party with written certification of the destruction of) all documents, computer files, and other materials containing any Confidential Information of the Disclosing Party that are in the Receiving Party's possession or control; provided, however, that each Receiving Party may keep a copy of such Confidential Information for legal and/or regulatory purposes and/or as part of any electronic archival back-up system..

4.4 **Survival.** The following provisions shall survive any termination or expiration of this Agreement: Section 1 ("Definitions"), Section 2.5 ("Title"), Section 3.2 ("Ownership of Deliverables and Work Product"), Section 4 ("Financial Terms") until all monies due have been paid in full and all audit periods have expired, Section 5.3 ("Effect of Termination or Expiration"), Section 6 ("Confidentiality and Data"), Section 7.3 ("Disclaimer"), Section 8 ("Indemnification"), Section 9 ("Limitation of Liability"), Section 10 ("Miscellaneous Provisions"), and this Section 5.4 ("Survival").

5. **CONFIDENTIALITY AND DATA.**

5.1 **Use and Disclosure of Confidential Information.** The Receiving Party shall, with respect to any Confidential Information of the Disclosing Party: (i) use such Confidential Information only in connection with the Receiving Party's performance of its obligations and exercise of its rights under this Agreement; (ii) subject to Section 6.3 below, restrict disclosure of such Confidential Information within the Receiving Party's organization to only those employees and consultants of the Receiving Party and its Affiliates who have a need to know such Confidential Information in connection with the Receiving Party's performance of its obligations and exercise of its rights under this Agreement; and (iii) except as expressly contemplated under the preceding clause (ii), not disclose such Confidential Information to any third party unless authorized in writing by the Disclosing Party to do so.

5.2 **Protection of Confidential Information.** The Receiving Party shall protect the confidentiality of any Confidential Information disclosed by the Disclosing Party using at least the degree of care that it uses to protect its own

confidential information (but no less than a reasonable degree of care).

5.3 Compliance by Affiliates and Personnel. The Receiving Party shall, prior to providing any Affiliate, employee, or consultant access to any Confidential Information of the Disclosing Party, inform such Affiliate, employee, or consultant of the confidential nature of such Confidential Information and require such Affiliate, employee, or consultant to comply with the Receiving Party's obligations hereunder with respect to such Confidential Information. The Receiving Party shall be responsible to the Disclosing Party for any violation of this Section 6 by any such Affiliate, employee, or consultant.

5.4 Required Disclosures. In the event the Receiving Party becomes or may become legally compelled to disclose any Confidential Information (whether by deposition, interrogatory, request for documents, subpoena, civil investigative demand or other process or otherwise), the Receiving Party shall provide to the Disclosing Party prompt prior written notice of such requirement so that the Disclosing Party may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this Section. In the event that such protective order or other remedy is not obtained, or that the Disclosing Party waives compliance with the provisions hereof, the Receiving Party shall furnish only that portion of the Confidential Information which it is advised by counsel is legally required to be disclosed, and shall use its best efforts to insure that confidential treatment shall be afforded such disclosed portion of the Confidential Information.

5.5 Use of End User Data. Notwithstanding anything to the contrary contained in this Agreement, AlphaPoint may: (i) during the Term, use any data it receives from Subscriber and/or End Users, including, without limitation, all End User Data, to perform its obligations hereunder, facilitate Transactions, and operate, maintain, and improve the Services; and (ii) both during and after the Term, anonymize any and all such data so that the applicable End Users are not identified, merge such anonymized data with other data, and use such anonymized data for its reporting, planning, development, and promotional purposes and to improve the Services.

5.6 Irreparable Injury. Each Party acknowledges that the other Party may be irreparably harmed by any breach of this Section, and agrees that such other Party may seek, in any court of appropriate jurisdiction, an injunction and/or any other equitable relief necessary to prevent or cure any such actual or threatened breach thereof, without the necessity of proving monetary damages or posting a bond or other security. The preceding sentence shall in no way limit any other legal or equitable remedy, including monetary damages, the non-breaching Party would otherwise have under or with regard to this Agreement.

5.7 Data Processing. The Services and their servers are operated, and the Transactions are processed, in the United States and elsewhere. If Subscriber and/or its End Users are located outside of the United States, Subscriber acknowledges and agrees, and shall cause its End Users to acknowledge and agree, that any information, data, and materials provided to AlphaPoint or processed through the Services, including, without limitation, the Transactions and the End User Data, will be transferred to, processed, and used in the United States and elsewhere. By using the Services, Subscriber hereby irrevocably and unconditionally consents, and shall cause its End Users to irrevocably and unconditionally consent, to such transfer, processing, and use in the United States and other countries.

6. REPRESENTATIONS AND WARRANTIES; DISCLAIMER.

6.1 Mutual Representations and Warranties. Each Party represents and warrants that: (i) this Agreement constitutes its valid and binding obligation and is enforceable against it in accordance with the terms of this Agreement; and (ii) the execution and delivery of this Agreement by it and the performance of its obligations and exercise of its rights hereunder: (a) will not conflict with or violate in any material manner, any Applicable Law; or (b) are not in violation or breach of, and will not conflict with or constitute a default under, any contract, agreement, or commitment binding upon it, including, without limitation, any non-disclosure, confidentiality, non-

competition, or other similar agreement.

6.2 **Representations and Warranties of AlphaPoint.** In addition to the representations and warranties set forth in Section 7.1, AlphaPoint represents and warrants that: (i) AlphaPoint shall use commercially reasonable efforts to ensure that the Services will not contain any Malicious Code; and (ii) all Professional Services shall be performed in a professional and workmanlike manner.

6.3 **Representations and Warranties of Subscriber.** In addition to the representations and warranties set forth in Section 7.1, Subscriber represents and warrants that: (i) Subscriber and its respective officers, directors, employees, and agents (collectively, the "Subscriber Representatives") are in compliance with the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations thereunder, and similar laws of foreign jurisdictions; (ii) the Subscriber Representatives are in compliance with the U.S. money laundering laws and regulations, the U.S. Bank Secrecy Act, as amended by the USA Patriot Act of 2001 (including any recordkeeping or reporting requirements thereunder), all applicable "know your customer" laws and regulations, and the anti-money laundering laws and regulations of other jurisdictions; (iii) none of its officers, directors, or principals have been convicted of, or have agreed to enter into a pretrial diversion or similar program in connection with the prosecution of, a criminal offense involving theft, dishonesty, breach of trust, money laundering, the illegal manufacture, sale, distribution of or trafficking in controlled substances, or substantially equivalent activity in a domestic, military, or foreign court; (iv) the Subscriber Representatives, and, to the knowledge of Subscriber, the End Users (a) are not a Person described or designated in the Specifically Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in Section I of the Anti-Terrorism Order, and (b) do not, to Subscriber's knowledge, engage in any dealings or transactions with any such Person; and (v) Subscriber has exercised and shall exercise reasonable care to confirm that any and all Transactions are in compliance with all Applicable Laws.

6.4 **Disclaimer.** EXCEPT AS EXPRESSLY SET FORTH IN SECTION 7.1 AND SECTION 7.2, THE SERVICES, THE THIRD-PARTY SERVICES, THE FRONT END, THEIR COMPONENTS, ANY UPDATES, THE DOCUMENTATION, THE DELIVERABLES, AND ANY OTHER MATERIALS PROVIDED HEREUNDER, AS WELL AS THE PROFESSIONAL SERVICES, ARE PROVIDED "AS IS" AND "AS AVAILABLE," AND NEITHER PARTY MAKES ANY WARRANTIES IN CONNECTION WITH THIS AGREEMENT AND HEREBY DISCLAIMS ANY AND ALL IMPLIED OR STATUTORY WARRANTIES, INCLUDING ALL IMPLIED WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, ERROR-FREE OR UNINTERRUPTED OPERATION, AND ANY WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, OR USAGE OF TRADE. To the extent that a Party may not as a matter of Applicable Law disclaim any warranty, the scope and duration of such warranty shall be the minimum permitted under such law.

6.5 **Changes in Applicable Laws.** The Parties hereby acknowledge that: (i) the state of the law with respect to cryptoAsset, including, without limitation, Digital Asset is unsettled; and (ii) subsequent to the Effective Date, new or changes in existing Applicable Laws (a "Change in Law") may hold that the operation of the Services is not permissible. Therefore, AlphaPoint makes no representations or warranties with respect to such Changes in Law and hereby expressly disclaims any representations, warranties, guarantees, covenants, or obligations relating thereto. If a Change in Law holds that the operation of the Services is not permissible, frustrates the purpose of this Agreement, or imposes a material obligation on AlphaPoint that AlphaPoint cannot address on commercially reasonable terms, AlphaPoint may terminate this Agreement on written notice and without further liability to Subscriber, and AlphaPoint shall refund to Subscriber an amount equal to a pro rata portion of any fees prepaid by Subscriber for use of the Services.

7. INDEMNIFICATION.

7.1 **Indemnification by AlphaPoint.** Subject to Section 7.2, AlphaPoint shall defend, indemnify, and hold harmless Subscriber and its Affiliates, and each of their respective officers, directors, managers, and employees from any and all liabilities, losses, fines, penalties, costs, and expenses, including reasonable attorneys' fees (collectively, "Losses") incurred by them in connection with any third-party claim, action, or proceeding (each, a "Claim"): (i) arising from AlphaPoint's gross negligence or willful misconduct; and/or (ii) alleging that the use of the Services and/or the Front End (excluding any subscriber Content) in accordance with this Agreement infringes, violates, or misappropriates any third-party copyrights, patents, or trademarks registered in the United States.

7.2 **Exceptions to AlphaPoint Indemnification Obligations.** AlphaPoint shall not be obligated to indemnify, defend, or hold harmless the parties set forth in Section 8.1 to the extent that the Claim arises from: (i) use of the Services in combination with modules, apparatus, hardware, software, or services not provided by AlphaPoint; (ii) use of the Services that violates this Agreement or any Applicable Law; or (iii) the alteration or modification of the Services by a party other than AlphaPoint.

7.3 **Infringement Claims.** In the event that AlphaPoint reasonably determines that the Services and/or the Front End are likely to be the subject of a Claim of infringement, violation, or misappropriation of third-party rights, AlphaPoint shall have the right (but not the obligation), at its own expense and option, to: (i) procure for Subscriber the right to continue to use the Services and/or the Front End as set forth hereunder; (ii) replace the infringing components of the Services and/or the Front End with other components with the same or similar functionality that are reasonably acceptable to Subscriber; or (iii) suitably modify the Services and/or the Front End so that they are non-infringing and reasonably acceptable to Subscriber. If none of the foregoing options are available to AlphaPoint on commercially reasonable terms, AlphaPoint: (a) may terminate this Agreement without further liability to Subscriber; and (b) AlphaPoint shall refund to Subscriber an amount equal to a pro rata portion of any fees prepaid by Subscriber for use of the Services. This Section 8.3, together with the indemnity provided under Section 8.1, states Subscriber's sole and exclusive remedy, and AlphaPoint's sole and exclusive liability, regarding infringement, violation, or misappropriation of any intellectual property rights of a third party.

7.4 **Indemnification by Subscriber.** Subscriber shall defend, indemnify, and hold harmless AlphaPoint and its Affiliates, and each of their respective officers, directors, managers, and employees from any and all Losses incurred by them in connection with any Claim: (i) arising from Subscriber's gross negligence or willful misconduct; (ii) arising from Subscriber's breach of its representations and warranties hereunder; (iii) alleging that the use of the Subscriber Content in accordance with this Agreement infringes, violates, or misappropriates any third-party copyrights, patents, or trademarks registered in the United States; and/or (iv) arising from any Transactions and/or an End User's access to and use of the Front End.

7.5 **Procedure for Handling Indemnification Claims.** In the event of any Claim for which indemnification is available, the indemnified Party shall give prompt written notice of any such Claim to the indemnifying Party; provided, however, that the failure of the Party seeking indemnification to give timely notice hereunder will not affect rights to indemnification hereunder, except to the extent that the indemnifying Party demonstrates actual damage caused by such failure. The indemnifying Party shall have the right to control and direct the investigation, defense, and settlement of each such Claim. The indemnified Party shall reasonably cooperate with the indemnifying Party (at the indemnifying Party's sole cost and expense) in connection with the foregoing. The indemnified Party may participate in the defense of the Claim with counsel of its own choosing, at its own cost and expense, on a strictly monitoring basis. The indemnifying Party shall not enter into any settlement or resolution of any Claim that would constitute an admission of guilt or liability on the part of the indemnified Party, without the indemnified Party's express prior written consent.

8. **LIMITATION OF LIABILITY.**

8.1 Liability Exclusion. SUBJECT TO SECTION 9.3, NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY (NOR TO ANY PERSON CLAIMING RIGHTS DERIVED FROM SUCH OTHER PARTY'S RIGHTS) FOR CONSEQUENTIAL, PUNITIVE, OR EXEMPLARY DAMAGES OF ANY KIND (INCLUDING, WITHOUT LIMITATION, LOST REVENUES OR PROFITS, LOSS OF USE, OR LOSS OF GOODWILL OR REPUTATION) WITH RESPECT TO ANY CLAIMS BASED ON CONTRACT, TORT, OR OTHERWISE (INCLUDING NEGLIGENCE AND STRICT LIABILITY) ARISING OUT OF THIS AGREEMENT, REGARDLESS OF WHETHER THE PARTY LIABLE OR ALLEGEDLY LIABLE WAS ADVISED, HAD OTHER REASON TO KNOW, OR IN FACT KNEW OF THE POSSIBILITY THEREOF.

8.2 Limitation of Damages. SUBJECT TO SECTION 9.3, EACH PARTY'S MAXIMUM LIABILITY ARISING OUT OF OR RELATING TO THIS AGREEMENT, REGARDLESS OF THE CAUSE OF ACTION (WHETHER IN CONTRACT, TORT, BREACH OF WARRANTY, OR OTHERWISE), WILL NOT EXCEED THE AGGREGATE AMOUNT OF THE FEES PAID AND PAYABLE TO ALPHAPOINT BY SUBSCRIBER DURING THE SIX (6) MONTH PERIOD PRECEDING THE DATE ON WHICH THE CLAIM ARISES.

8.3 Exceptions. NOTWITHSTANDING THE FOREGOING, THE EXCLUSIONS AND LIMITATIONS OF LIABILITY SET FORTH IN SECTION 9.1 AND SECTION 9.2 SHALL NOT APPLY TO: (i) A PARTY'S INDEMNIFICATION OBLIGATIONS; (ii) BREACHES OF A PARTY'S CONFIDENTIALITY OBLIGATIONS; (iii) A PARTY'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT; OR (iv) SUBSCRIBER'S FAILURE TO PAY ANY UNDISPUTED SUMS DUE HEREUNDER OR BREACH OF SECTION 2.4.

9. MISCELLANEOUS PROVISIONS.

9.1 Notices. Unless otherwise specified herein, all notices and other communications between the Parties (other than routine operational communications) required or permitted by this Agreement or by Applicable Law, will be deemed properly given, if given by: (i) e-mail; (ii) personal service; (iii) registered or certified mail, postage prepaid, return receipt requested; or (iv) nationally or internationally recognized private courier service to the respective addresses of the Parties set forth in the Deal Terms or such other address as the respective Parties may designate by like notice from time to time. Notices so given shall be effective upon: (a) receipt by the Party to which notice is given; or (b) on the fifth (5th) business day following mailing, whichever occurs first.

9.2 Relationship of the Parties. Each Party is an independent contractor of the other Party. Nothing herein shall constitute a partnership between or joint venture by the Parties, or constitute either Party the agent of the other.

9.3 Assignment. Neither Party may assign or otherwise transfer any of its rights or obligations under this Agreement without the prior, written consent of the other Party; provided, however, that AlphaPoint may, upon written notice to Subscriber and without the consent of Subscriber, assign or otherwise transfer this Agreement: (i) to any of its Affiliates; or (ii) in connection with a change of control transaction (whether by merger, consolidation, sale of equity interests, sale of all or substantially all assets, or otherwise). Any assignment or other transfer in violation of this Section shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their permitted successors and assigns.

9.4 Publicity.

During the Term, AlphaPoint shall have the right only with the written consent of the Subscriber, but not the obligation, to: (i) publicly announce in any and all media now known or hereafter devised that Subscriber is a customer of AlphaPoint and a user of the

Services and non-Confidential Information relating to End Users and the Front End, such as average Transaction size, number of Transactions, and similar information; and (ii) use Subscriber's trademarks, service marks, and trade names, in any and all media now known or hereafter devised, in accordance with any guidelines provided by Subscriber, to promote AlphaPoint and/or the Services. In addition, in exchange for AlphaPoint's application of discounted Fees as set forth in the Deal Terms, Subscriber hereby agrees that: (x) upon the reasonable request of AlphaPoint, it shall participate in AlphaPoint marketing activities (e.g., case studies, customer references, calls with analysts and or journalists, strategic press interviews, etc.); and (y) the Front End shall be branded "Powered by AlphaPoint" (or some other technical credit mutually agreed by the Parties), with the size, prominence, and location of such credit to be mutually agreed by the Parties. In the event that Subscriber breaches this Section 10.4, AlphaPoint may, in its sole discretion, invoice Subscriber for the discount that had been previously applied to the Fees and apply and charge AlphaPoint's then-current Fees on a prospective basis. Subscriber shall pay any such invoice within ten (10) days of receipt.

9.5 **Force Majeure**. Except with respect to failure to pay any amount due under this Agreement, nonperformance of either Party shall be excused to the extent that performance is rendered impossible by strike, fire, flood, governmental acts, orders or restrictions, failure of suppliers, or any other reason where failure to perform is beyond the control and not caused by the negligence of the non-performing Party (each, a "Force Majeure Event").

9.6 **Governing Law, Venue**. The validity, interpretation, and performance of this Agreement shall be governed by the laws of the State of New York without giving effect to the conflicts of laws provisions thereof. Any disputes, controversies, or claims in connection with or arising out of this Agreement, its negotiation, breach, existence, validity, or termination, shall proceed in a federal or state court located, in the Borough of Manhattan, New York. Each Party hereby irrevocably submits to the exclusive jurisdiction of such courts. Each Party irrevocably waives, to the fullest extent permitted by Applicable Law, any objection to the laying of venue in such courts of any legal action or proceeding arising out of or relating to this Agreement and any claim that any such action or proceeding has been brought in an inconvenient forum. EACH PARTY IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT. Service of process shall be made in any manner allowed by Applicable Law.

9.7 **Modification**. No modification of or amendment to this Agreement shall be effective unless in writing signed by authorized representatives of both Parties.

9.8 **No Waiver**. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. No waiver of any rights is to be charged against any Party unless such waiver is in writing signed by an authorized representative of the Party so charged. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement shall operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege shall preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.

9.9 **Severability**. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect, and, if legally permitted, such offending provision will

be replaced with an enforceable provision that as nearly as possible effects the parties' intent.

9.10 **Entire Agreement.** This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and commitments with respect thereto. There are no other oral or written understandings, terms or conditions and neither Party has relied upon any representation, express or implied, not contained in this Agreement. In the event of any conflict, discrepancy, or inconsistency among any of the documents comprising the Agreement, interpretation will be based on the following descending order of priority: (i) the Deal Terms; (ii) the Terms and Conditions; and (iii) Exhibit A and Exhibit B.

EXHIBIT B – FORM STATEMENT OF WORK

This Statement of Work is entered into effective as of ____________ __, 2017 (the "SOW Effective Date"), by and between AlphaPoint, Corp. ("AlphaPoint"), and Bitzumi, Inc._ ("Subscriber").

This Statement of Work is entered into pursuant to the Software Subscription and Services Agreement between AlphaPoint and Subscriber dated ____________ __, 2017 (the "Agreement"). Capitalized terms not defined in this Statement of Work are as defined in the Agreement.

DESCRIPTION OF SERVICES:

TERM:

The term of this Statement of Work shall be from the SOW Effective Date and continue in full force and effect for _________ (__) months, unless sooner terminated in accordance with the Agreement.

DELIVERABLES, SPECIFICATIONS, AND SCHEDULE:

PROJECT FEES:

- Integration of Credit Card as deposit mechanism - $10,000
- Integration of Debit Card as withdrawal mechanism - $10,000

Total: $20,000

SPECIAL TERMS:

IN WITNESS WHEREOF, the Parties have caused this Statement of Work to be executed by their duly authorized representatives.

AlphaPoint, Corp.

By: ______________________________

Subscriber

By: ______________________________